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                                  EXHIBIT 17(b)


                                WILLIAM R. BLACK

             25800 COMMERCENTRE DRIVE, LAKE FOREST, CALIFORNIA 92630
                            -------------------------
                            TELEPHONE (714) 595-7900
                            FACSIMILE (714) 595-7913


                                 March 31, 1998

Mr. Johnnie Crean
Alfa Leisure, Inc.
13501 Fifth Street
Chino, California  91710

Dear Mr. Crean:

         I, William R. Black, was retained by Johnnie Crean to express an opinion as to the fairness, from a financial point of view, to the common stock shareholders of Alfa Leisure, Inc. (the "Shareholders") of a price of fifty cents ($0.50) per share to be paid to the Shareholders pursuant to a proposed transaction, whereby all the outstanding stock of Alfa Leisure, Inc. not owned by Mr. Johnnie Crean may be acquired.

         My principal business is the valuation of businesses and business interests, including both privately held companies and publicly traded companies, for all purposes, including mergers and acquisitions, divestitures, public offerings, gift and estate taxes, Employee Stock Ownership Plans, corporate and partnership recapitalizations, dissolutions and other objectives.

         Neither I nor any individual involved in this valuation and opinion have any present or contemplated future interest in Alfa Leisure, Inc. or any interest which might tend to prevent making a fair and unbiased appraisal, or expressing a fair, independent and objective opinion. The fees paid to me for preparation are in no way contingent upon any action or event resulting from the opinions, conclusions or from the use of this opinion letter.

         In arriving at this opinion, I considered the nature of the business and the history of the enterprise, the economic outlook in general, the outlook for the recreational vehicle industry in particular, the company's earnings and cash flow for the last five years, the outlook for future earnings, the earnings capacity and dividend paying capacity of the company, the book value of the stock, the financial condition of the business, whether the enterprise has goodwill or other intangible value, sales of the stock and the size of the blocks being valued, and prices at which other publicly traded companies in related lines of business are selling both on a minority and a control basis.

         Specific documents relied upon in arriving at this opinion included audited financial statements for the periods ended April 30, 1992 through April 30, 1997; interim financial statements for the nine months ended January 31, 1998; Securities and Exchange Commission Forms 10-K filed by the company for the fiscal years ended April 30, 1992 through April 30, 1997; Securities and Exchange Commission Form 10-Q filed by the company for the fiscal quarter ended January 31, 1998; company Articles of Incorporation and Bylaws; Riverside county property tax assessment records; and County Recorder's



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Mr. Johnnie Crean
Alfa Leisure, Inc.
March 31, 1998
Page 2


records. I also analyzed financial statements and other material regarding comparative public companies, acquisition data for the recreational vehicle industry, required rates of return on common stocks in general, material discussing the economic outlook of the recreational vehicle industry and other such material as was deemed appropriate.

         In rendering this opinion, I relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information that was publicly available or that was furnished by the company.

         Based on the analysis of the factors deemed relevant in conformance with professional appraisal standards, it is my opinion that the proposed cash offer for the outstanding common stock of Alfa Leisure, Inc. not held by Mr. Johnnie Crean at a price of fifty cents ($0.50) per share is fair from a financial point of view to the Shareholders of Alfa Leisure, Inc.

                                Very truly yours,



                                William R. Black





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